                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

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                   SHELTER PROPERTIES VI LIMITED PARTNERSHIP
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D

       This Amendment No. 2, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 21, 1998, as amended by Amendment No. 1 filed with the Commission on August 18, 1998 (the "Schedule 14D-1") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 9 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on May 30, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 filed with the Commission on June 21, 1995, Amendment No. 3 filed with the Commission on July 3, 1995, Amendment No. 4 filed with the Commission on November 27, 1995, Amendment No. 5 filed with the Commission on April 25, 1997, Amendment No. 6 filed with the Commission on June 20, 1997, Amendment No. 7 filed with the Commission on July 21, 1998 and Amendment No. 8 filed with the Commission on August 18, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 17,000 of the outstanding units of limited partnership interest (the "Units") of Shelter Properties VI Limited Partnership at a purchase price of $475 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION.

       (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Friday, August 21, 1998. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998


                                 COOPER RIVER PROPERTIES, L.L.C.


                                 By:    /s/ JEFFREY P. COHEN
                                 ----------------------------------------
                                       Jeffrey P. Cohen
                                       Manager



                                 INSIGNIA PROPERTIES, L.P.

                                 By:   Insignia Properties Trust,
                                       its General Partner


                                 By:    /s/ JEFFREY P. COHEN
                                 ----------------------------------------
                                       Jeffrey P. Cohen
                                       Senior Vice President



                                 INSIGNIA PROPERTIES TRUST


                                 By:    /s/ JEFFREY P. COHEN
                                 ----------------------------------------
                                       Jeffrey P. Cohen
                                       Senior Vice President



                                 INSIGNIA FINANCIAL GROUP, INC.


                                 By:    /s/ FRANK M. GARRISON
                                 ----------------------------------------
                                       Frank M. Garrison
                                       Executive Managing Director



                                 SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                 FILING CONSTITUTES, AMENDMENT NO. 9 TO THE
                                 STATEMENT ON SCHEDULE 13D


                                 /s/  ANDREW L. FARKAS
                                 ----------------------------------------
                                 By:   Jeffrey P. Cohen, Attorney-in-Fact

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